

Investor Presentation (Q3 2019)
(WSBC financials as of Q2 2019)

John Iannone

Senior Vice President, Investor & Public Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2018 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed under "Risk Factors" in Part I, Item 1A of WesBanco's Annual Report on Form 10-K. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and Old Line may not be integrated successfully or such integration may take longer to accomplish than excepted; the expected cost savings and any revenue synergies from the merger of WesBanco and Old Line may not be fully realized within the expected timeframes; disruption from the merger of WesBanco and Old Line may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve, the FDIC, the SEC, FINRA, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward looking statements.

Non-GAAP Financial Measures

In addition to the results of operations presented in accordance with Generally Accepted Accounting Principles (GAAP), WesBanco's management use, and this presentation contains or references, certain non-GAAP financial measures, such as tangible common equity/tangible assets; net income excluding after-tax merger-related expenses; efficiency ratio; return on average assets; and return on average tangible equity. WesBanco believes these financial measures provide information useful to investors in understanding our operational performance and business and performance trends which facilitate comparisons with the performance of others in the financial services industry. Although WesBanco believes that these non-GAAP financial measures enhance investors' understanding of WesBanco's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The non-GAAP financial measures contained therein should be read in conjunction with the audited financial statements and analysis as presented in the Annual Report on Form 10-K as well as the unaudited financial statements and analyses as presented in the Quarterly Reports on Forms 10-Q for WesBanco and its subsidiaries, as well as other filings that the company has made with the SEC.



Additional Information About the Merger and Where to Find It

In connection with the proposed merger, WesBanco will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a proxy statement of Old Line and WesBanco and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. **SHAREHOLDERS OF WESBANCO, STOCKHOLDERS OF OLD LINE AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.** The Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and stockholders of Old Line prior to the respective shareholder and stockholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents are filed by WesBanco with the SEC, they may be obtained for free at the SEC's website at http://www.sec.gov, and from either WesBanco's or Old Line's website at http://www.wesbanco.com or http://www.oldlinebank.com, respectively.



Participants in the Solicitation

WesBanco and Old Line and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and the stockholders of Old Line in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2019 annual meeting of shareholders, as filed with the SEC on March 13, 2019 and as supplemented on April 5, 2019. Information about the directors and executive officers of Old Line is set forth in the proxy statement for Old Line's 2019 annual meeting of stockholders, as filed with the SEC on April 26, 2019. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco shareholders or Old Line stockholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or Old Line using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND OLD LINE STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.



Key Differentiators

➤ ***WesBanco*** *[noun] \wes-baŋ-co\ – an emerging regional financial services institution, with a community bank at its core, focused on enhancing shareholder value*

Balanced and Diversified with Unique Long-Term Advantages

➤ Balanced loan and deposit distribution across footprint
➤ Diversified earnings streams built for long-term success
➤ Strong market positions in economically diverse, major markets with positive demographic trends
➤ Robust legacy deposit base, enhanced by shale gas royalties

Distinct and Well-Executed Long-Term Growth Strategies

➤ Diversified growth engines with distinct strategies and established lending and wealth management teams
➤ Solid fee income generation led by wealth management
➤ Focus on positive operating leverage built upon a culture of expense management

Legacy of Credit Quality, Risk Management, and Shareholder Focus

➤ Strong legacy of credit quality and regulatory compliance
➤ Six consecutive "outstanding" CRA ratings since 2003
➤ Critical, long-term focus on shareholder return through dividend and earnings growth
➤ History of successful franchise-enhancing acquisitions



Balanced and Diversified

➢ Balanced loan and deposit distribution across diverse regional footprint

➢ Strong market positions across legacy and major metropolitan markets

➢ Diversified revenue generation engines supported by 100-year old trust business and proprietary mutual fund family

Strong Market Positions in Major Markets



Broad and Balanced Market Distribution

Loans



KY 19% / IN 6% / PA 17% / OH 31% / WV 27%

Deposits



KY 20% / IN 5% / PA 17% / OH 24% / WV 34%



Note: loan and deposit data as of 6/30/2019; location data as of 8/9/2019; market share based on 2018 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes Wells Fargo branch & Nationwide Insurance) (source: S&P Global)

Investment Rationale

➢ Balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➢ Disciplined growth that delivers positive operating leverage

➢ Emphasis on customer service to ensure relationship value that meets all customer needs efficiently and effectively

➢ Focus on shareholder value through earnings and dividend growth

➢ Distinct, and well-executed, long-term growth strategies built upon unique long-term advantages
- Core funding advantage driven by Marcellus and Utica shale regions
- Presence in diversified major markets supported by positive demographics and established lending and wealth management teams
- Solid wealth management business led by century-old, $4.5B trust operation
- Fundamental focus on expenses, enhanced by the "Wheeling advantage"

WesBanco – well-positioned for continued, high-quality growth



Note: assets as of 6/30/2019



Strategies for Long-Term Success

Long-Term Growth Strategies



Diversified Loan Portfolio with C&I and Home Equity Lending Focus

Long History of Strong Wealth Management Capabilities

Retail Banking Service Strategies & Core Deposit Advantage

Franchise-Enhancing Expansion within Contiguous Markets

Focus on Delivering Positive Operating Leverage

Strong Legacy of Credit Quality, Risk Management, and Compliance

Diversified Loan Portfolio

➢ Focus on strategic growth, diversification, and credit quality
  ▪ Expansion of Commercial & Industrial (C&I), Home Equity Lending, and Residential Mortgage portfolios
  ▪ Maintain high credit standards

➢ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

➢ Average loans to average deposits ratio of 87.3% provides opportunity for continued loan growth

➢ Manageable lending exposure, with no significant concentrations, to the energy, hotel, and retail industries



$7.7 Billion Loan Portfolio

- Comm'l & Industrial 17%
- Consumer 4%
- HELOC 8%
- Residential R/E 21%
- Comm'l R/E: Land, Construction 6%
- Comm'l R/E: Improved Property 44%

Five-Year CAGR

Loan Category	Total	Organic
C&I	18%	7%
HELOC	15%	7%
Comm'l R/E (Total)	15%	3%
Residential R/E	13%	2%
Consumer	8%	(5%)



Note: loan and deposit data as of quarter ending 6/30/2019; CAGR based on 6/30/2014; organic CAGR excludes loans acquired from Farmers Capital Bank Corporation (8/20/2018), First Sentry Bancshares (4/5/2018), Your Community Bankshares (9/9/2016), and ESB Financial (2/10/2015)

Strong Wealth Management Capabilities

Trust & Investments

➤ $4.5B of trust and mutual fund assets under management

➤ 6,000+ relationships

➤ Growth opportunities from shale-related private wealth management

➤ Expansion in Kentucky and Indiana

➤ *WesMark* funds



Trust Assets
(Market Value as of 12/31) ($B)

$2.3 (2002) | $3.1 (2007) | $3.7 (2013) | $4.5 (2019 (6/30))

CAGR 4%

Insurance

➤ Personal, commercial, title, health, and life

➤ Expand title business in all markets

➤ Applied quotation software utilization (personal)

➤ Third-party administrator (TPA) services for small business healthcare plans

Securities Brokerage

➤ Securities investment sales

➤ Licensed banker program

➤ Investment advisory services

➤ Regional player/coach program

➤ Expand external business development opportunities

➤ Expansion in Kentucky and Indiana



Private Banking Loans and Deposits
(as of 12/31) ($MM)

$100 (2013) | $270 (2015) | $540 (2017) | $690 (2019 (6/30))

CAGR 42%

■ Loans ■ Deposits

Private Banking

➤ $690MM in private banking loans and deposits

➤ 2,400+ relationships

➤ Growth opportunities from shale-related private wealth management

➤ Expansion in Kentucky and Indiana



Note: assets, loans, deposits, and clients as of 6/30/2019; chart financials as of 12/31 unless otherwise stated; trust assets includes ~$0.6B from Farmers Capital Bank Corporation merger (closed August 2018)

Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas
- Critical, long-term focus on shareholder return
- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly
- Diligent efforts to maintain a community bank-oriented value-based approach to our markets
- History of successful acquisitions that have improved earnings

Contiguous Markets Radius



ESB &
FSBI
AmTrust
branches
OAKF
OLBK
FFKT
YCB
FTSB
OHIO
INDIANA
KENTUCKY
WEST
VIRGINIA
VIRGINIA
PENNSYLVANIA
MARYLAND
TENNESSEE
Pittsburgh
Cleveland
COLUMBUS
INDIANAPOLIS
Cincinnati
Louisville
Lexington
Huntington
Washington
Baltimore
HARRISBURG
RICHMOND
NASHVILLE
Virginia Beach

Franchise-Enhancing Acquisitions

- OLBK: announced Jul-19; closing 4Q19/1Q20 (est.)
- FFKT: announced Apr-18; closed Aug-18
- FTSB: announced Nov-17; closed Apr-18
- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- FSBI: announced Jul-12; closed Nov-12
- AmTrust: announced Jan-09; closed Mar-09
- OAKF: announced Jul-07; closed Nov-07



Note: AmTrust was an acquisition of five branches

12

Positive Operating Leverage

- Disciplined growth, balanced by a fundamental focus on expense management and supported by franchise-enhancing acquisitions, in order to deliver positive operating leverage and enhance shareholder value



Assets
up 131%
Efficiency Ratio
down 875bp
Fidelity Merger (Nov-12)
Lending & Revenue Diversification Strategy Begun
ESB Merger (Feb-15)
$10B Asset Threshold Preparations Begun
YCB Merger (Sep-16)
FTSB Merger (Apr-18)
FFKT Merger (Aug-18)
64.13%
60.81%
59.50%
60.98%
60.99%
59.59%
57.05%
56.69%
56.44%
54.60%
55.38%
$5.4
$5.4
$5.5
$6.1
$6.1
$6.3
$8.5
$9.8
$9.8
$12.5
$12.5
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019 (6/30YTD)
Operating Leverage
0.6x
9.6x
4.2x
0.7x
1.6x
10.9x
2.2x
1.9x
1.8x
2.5x
1.7x
Assets ($B)
Efficiency Ratio (YTD)

Note: financial data as of 12/31; current year-to-date (YTD) data as of 6/30/2019; please see the reconciliations in the appendix

Returning Value to Shareholders

➢ Focus on appropriate capital allocation to provide financial flexibility while continuing to enhance shareholder value through dividend and earnings growth

➢ Q2 2019 dividend payout ratio of 37.8% provides upside potential

➢ Q2 2019 dividend yield 3.6%, compared to 3.2% for bank group



Quarterly Dividend per Share ($)



Tangible Book Value per Share ($)

Note: dividend through May 2019 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding merger-related costs; WSBC dividend yield based upon 8/5/2019 closing stock price of $34.66; bank group ($7B to $15B total assets) dividend data as of 8/6/2019 (source: S&P Global)



Financial Overview

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending			Six Months Ending		
	6/30/2018	6/30/2019	*Change*	6/30/2018	6/30/2019	*Change*
Net Income [1]	$37,445	**$44,878**	*19.9%*	$71,167	**$87,670**	*23.2%*
Diluted Earnings per Share [1]	$0.80	**$0.82**	*2.5%*	$1.57	**$1.60**	*1.9%*
Net Charge-Offs as % of Average Loans [2]	0.03%	**0.05%**	*2bp*	0.05%	**0.06%**	*1bp*
Net Interest Margin (FTE)	3.43%	**3.67%**	*24bp*	3.41%	**3.68%**	*27bp*
Return on Average Assets [1]	1.38%	**1.44%**	*6bp*	1.37%	**1.41%**	*4bp*
Return on Average Tangible Equity [1]	17.85%	**16.38%**	*(147bp)*	17.53%	**16.46%**	*(107bp)*
Efficiency Ratio [1]	54.28%	**54.87%**	*59bp*	54.68%	**55.38%**	*70bp*

(1) excludes after-tax merger-related expenses
(2) represent annualized net loan charge-offs as percentage of average loans
Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018



16

Financial and Operational Highlights – Q2 2019

➢ Strong profitability with year-over-year growth in earnings supported by two acquisitions, strong credit quality, and solid expense management

➢ Net income up 19.9% to $44.9 million and, reflecting higher shares outstanding due to acquisitions, EPS up 2.5% to $0.82 (excluding certain costs)

- Stable quarterly net interest margin on both a reported basis (up 24bp year-over-year) and when excluding purchase accounting accretion
- Strong efficiency ratio of 54.9%, relatively stable during the last two years
- Return on average tangible common equity of 16.4% (excluding certain costs)
- Continued strength across key credit quality ratios and in comparison to peers

➢ Since 2016, significantly diversified into new, higher-growth markets with great demographics to span six states across the Midwest, Mid-South, and, now, the Mid-Atlantic with recent merger proposal

- On 7/23/2019, announced merger with Old Line Bancshares, Inc., a $3.1 billion asset, commercially-oriented community bank in the state of Maryland
  - OLBK deposit market share[1]: #9 in Maryland; #11 in the Baltimore MSA; and #16 in the Washington, D.C. MSA

Note: financial data as of quarter ending 6/30/2019, and compared to the quarter ending 6/30/2018; certain costs excludes after-tax merger-related expenses; please see the reconciliations to GAAP results in the appendix
(1) Based on 2018 deposit rankings (excludes closed branch deposits; Washington, D.C. excludes E*Trade Financial Corp.)(source: S&P Global)

Net Interest Margin (NIM)

➢ NIM reflects the benefit to asset yields from the increases in the Federal Reserve Board's target federal funds rate during 2018 and the higher margins on the acquired Farmers Capital net assets plus purchase accounting, partially offset by higher overall funding costs and a flattening of the yield curve

➢ Not immune from the current factors affecting NIMs across the industry, including a very flat spread between the 2-year and 10-year Treasuries and an overall low longer-term rate environment

  ▪ Core deposit funding advantage, combined with a low loan-to-deposit ratio, will help to manage overall deposit funding costs and aid profitability



Net Interest Margin (FTE)

Annual				Year-to-Date			Quarterly		
3.32%	3.44%	3.52%		3.41%	3.68%		3.45%	3.43%	3.67%
2016	2017	2018		2Q18	2Q19		2Q17	2Q18	2Q19

Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~30bp at 6/30/2019 (source: Federal Reserve H.15 Selected Interest Rates)

Benefits of Core Deposit Funding Advantage

- Robust legacy deposit base, enhanced by shale energy-related royalties
  - These royalties have averaged low 8-figure monthly deposit in-flows for WesBanco, and have helped control total deposit funding costs (incl. non-int. bearing)
- During the last five years:
  - Total deposits (excluding CDs) have grown organically at a 3% CAGR
  - Total demand deposits have grown organically at a 7% CAGR to represent 52% of total deposits
  - Total deposit funding costs only increased 16bp, despite nine increases in the Federal Reserve Board's target federal funds rate – a total deposit beta of 7%



Avg Deposits as of 6/30/2014

Non-int Bearing DD 20%
Int Bearing DD 17%
Money Mkt 19%
Savings 16%
CDs 28%

Funding Cost
Interest-Bearing = 0.43%
Total Deposits = 0.34%



Avg Deposits as of 6/30/2018

Non-int Bearing DD 26%
Int Bearing DD 24%
Money Mkt 14%
Savings 18%
CDs 18%

Funding Cost
Interest-Bearing = 0.53%
Total Deposits = 0.39%



Avg Deposits as of 6/30/2019

Non-int Bearing DD 28%
Int Bearing DD 24%
Money Mkt 13%
Savings 19%
CDs 16%

Funding Cost
Interest-Bearing = 0.70%
Total Deposits = 0.50%



Note: deposit data as of 6/30/2014, 6/30/2018, and 6/30/2019, and reflects quarterly averages; royalty deposit in-flows represent a YTD average

Risk Management and Regulatory Compliance

- Strong legacy of credit and risk management
  - Based upon conservative underwriting standards and approval processes
  - Centralized back-office and loan funding functions
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
- Enhanced compliance and risk management system and testing platform
  - Strong and scalable BSA/AML function
  - Prepared for CFPB consumer compliance supervision
- Strong and improving regulatory capital ratios significantly above regulatory requirements, and higher tangible common equity (TCE) levels
- Six consecutive "outstanding" CRA ratings since 2003



Basel III Tier 1 Risk-Based Capital Ratio

2Q18	3Q18	4Q18	1Q19	2Q19
14.26%	14.32%	15.09%	15.31%	15.39%

Required 6.0%



Basel III Common Equity Tier 1 Capital Ratio

2Q18	3Q18	4Q18	1Q19	2Q19
12.38%	12.41%	13.14%	13.48%	13.83%

Required 4.5%

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018

Favorable Operating Metrics

➢ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics

Return on Average Tangible Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets



* 2017 Peer Average adjusted for net deferred tax asset revaluation (sources: S&P Global, company reports)
Note: financial data as of 12/31; current YTD data as of 6/30/2019; please see the reconciliations in the appendix; peer group includes AUB, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, SRCE, STBA, TCF, TMP, TOWN, UBSI; peer ratios from S&P Global and company reports (as of 8/6/2019) and represent simple averages for ROATCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets; passage of the "Tax Cuts and Jobs Act" in late-2017 positively impacts ROAA and ROTCE from 2018 forward



Acquisition of
Old Line Bancshares, Inc.

NOTE: as disclosed in the investor presentation filed on Form 8-K on 7/23/2019; please see associated reconciliations in that filing

Transaction Highlights

NOTE: as disclosed in the investor presentation filed on Form 8-K on 7/23/2019; please see associated reconciliations in that filing

Strategic Rationale

- ➢ WesBanco will enter the two fastest growing MSAs in the Mid-Atlantic region
  - ▪ Strong deposit market share in Washington D.C. (#16) and Baltimore (#11) MSAs[1]
  - ▪ Top 10 deposit market share in state of Maryland (#9)[1]

- ➢ Combination of WSBC's superior funding and wealth management capabilities with attractive growth markets should lead to strategic growth and profitability

- ➢ Approximately $16 billion in pro-forma total assets, providing enhanced scale to help cover the costs associated with the Durbin amendment

- ➢ Adds approximately $2.4 billion in deposits throughout the Washington D.C. and Baltimore metropolitan markets
  - ▪ OLBK has $64 million in average deposits per financial center

Financially Compelling

- ➢ Expected to be 4.3% accretive to 2020 EPS[2] & 6.2% accretive to 2021 EPS[2]

- ➢ Tangible book value ("TBV") dilution of 3.8% at closing

- ➢ TBV earn-back estimated to be approximately 3.3 years[3], including all merger-related expenses, purchase accounting adjustments, and cost savings

- ➢ Internal rate of return greater than 20%

- ➢ Pro-forma capital ratios remain substantially in excess of "well-capitalized" guidelines – even with Tier 1 TruPS moving to Tier 2

1) Source: S&P Global Market Intelligence, deposit market share data as of June 30, 2018; does not include deposits from closed branches and excludes E*TRADE Financial Corp. from Washington D.C. MSA
2) Excludes merger-related charges; assumes 75% cost savings phase-in 2020 and 100% phase-in thereafter
3) Based on the crossover method, defined as the number of years for projected pro forma TBV per share to exceed projected stand-alone TBV per share

Summary of Key Terms

NOTE: as disclosed in the investor presentation filed on Form 8-K on 7/23/2019; please see associated reconciliations in that filing

Consideration	➢ OLBK stockholders to receive 0.7844 of a share of WSBC common stock for each share of OLBK common stock held, including stock options ➢ 100% stock consideration ➢ Implied consideration of $29.22 per share, or $500 million in aggregate[1]
Management and Board of Directors	➢ James W. Cornelsen, OLBK President & CEO, will join WSBC as Chairman of the Mid-Atlantic Market ➢ Mark Semanie, OLBK EVP & COO, to join WSBC as Market President of the Mid-Atlantic Market; and, local leadership to remain in-place ➢ Two current OLBK directors, James W. Cornelsen and Gregory S. Proctor, Jr., anticipated to join the WSBC Board of Directors
Due Diligence	➢ Extensive diligence completed, including significant credit, operational, finance, and personnel reviews
Walk-Away Provision	➢ 20% "double-trigger" walk-away provision versus the NASDAQ Bank Index
Pro-Forma Ownership	➢ 80.4% WSBC / 19.6% OLBK
Required Approvals	➢ Approval of WSBC and OLBK shareholders, and customary regulatory approvals
Expected Closing	➢ During the next two to three quarters



1) Pricing based on WSBC stock price of $37.25 as of 7/22/2019; based on 16,999,146 OLBK shares outstanding and 281,253 stock options with a weighted average strike price of $17.25

Strong Market Positions Across Footprint

NOTE: as disclosed in the investor presentation filed on Form 8-K on 7/23/2019; please see associated reconciliations in that filing

- Merger is consistent with WesBanco's distinct, and well-executed, long-term growth strategies, and the combined company is positioned to benefit from WesBanco's unique long-term advantages



Ohio
Pennsylvania
Pittsburgh
#10
Harrisburg
Columbus
#13
Dayton
#14
Indianapolis
Indiana
Cincinnati
#14
Wheeling
Morgantown
West Virginia
#2
Maryland
#11
Baltimore
Washington D.C.
#16
Lexington Park
#5
Virginia
Richmond
Charleston
Huntington
Kentucky
#1
Frankfort
Lexington
#9
Louisville
#10
Fort Knox - Elizabethtown
#1
WSBC (199)
OLBK (37)

Source: S&P Global Market Intelligence

Note: Location data as of 7/22/2019; market share based on 2018 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance; Washington, D.C. MSA excludes E*Trade Financial Corp.)

Broad and Balanced Market Distribution

NOTE: as disclosed in the investor presentation filed on Form 8-K on 7/23/2019; please see associated reconciliations in that filing

WesBanco (Current)

Loans



Deposits



WesBanco (Pro-Forma)

Loans



Deposits



Notes: Loan and deposit data as of 6/30/2019; assumes all OLBK deposits in the state of Maryland; does not include any purchase accounting or merger related adjustments



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

28

Long-Term Core Deposit Funding Advantage



(WSBC) WesBanco Inc.
US Branches: Current
Map upload
Company Total Deposit Market Share 2018 (%)
0.10 - 0.60
0.60 - 1.90
1.90 - 5.00
5.00 - 7.00
7.00 - 10.00
10.00 - 15.00
15.00 - 17.00
17.00 - 27.00
27.00 - 38.30
38.30 - 75.92
Shale Formations & Infrastructure
Marcellus Shale region
Utica Shale region
Shell cracker plant
proposed cracker plant
proposed Appalachia storage
Columbus
Columbus #13 Mkt Share
Wheeling
Pittsburgh #10 Mkt Share
Pennsylvania
Dayton
Indiana
Ohio
Morgantown
W. Virginia #2 Mkt Share
Kentucky
Huntington
West Virginia
Louisville
Frankfort
Lexington

Sources: location data as of 2/5/2019; county deposit share and market share based on 2018 MSA deposit rankings (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global); shale formations & infrastructure various

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
Todd Clossin	President & Chief Executive Officer	35	6
Robert Young	EVP – Chief Financial Officer	33	18
Ivan Burdine	EVP – Chief Credit Officer	39	6
Jonathan Dargusch	EVP – Wealth Management	38	9
Steve Lawrence	EVP – Chief Internal Auditor	39	25
Michael Perkins	EVP – Chief Risk & Administration Officer	31*	24
Anthony Pietranton	EVP – Human Resources	31**	6
Brent Richmond	EVP – Treasury & Strategic Planning	34	17
Jayson Zatta	EVP – Chief Banking Officer	33	11

 * in financial services, including 23 in banking   ** in financial services, including nine in banking

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



2014	2015	2016	2017	2018
$70.8	$88.0	$95.3	$107.9	$157.2

Efficiency Ratio [1]



2014	2015	2016	2017	2018
59.59%	57.05%	56.69%	56.44%	54.60%

Return on Average Assets [1]



2014	2015	2016	2017	2018
1.13%	1.08%	1.07%	1.09%	1.39%

Return on Average Tangible Equity [1]



2014	2015	2016	2017	2018
15.57%	14.58%	13.96%	13.90%	17.78%

[1] excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015



Diligent Focus on Credit Quality – Annual Trend

➢ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



Legacy Loan Loss Allowance and Total Loans



Non-Performing Assets to Total Assets



NPAs to Total Loans, OREO & Repossessed Assets



Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

Commercial Loan Outstanding Detail – Year-End

Commercial Real Estate by Property Type ($MM)

	12/31/2018						12/31/2015					
	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	% of Total Loans	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	% of Total Loans
Multi-Family	$145.1	$485.2	$0.1	$630.4	16.4%	8.2%	$132.3	$332.5	$0.0	$464.7	20.6%	9.2%
1-4 Family	$46.7	$424.4	$3.7	$474.7	12.3%	6.2%	$22.3	$171.0	$0.5	$193.8	8.6%	3.8%
Office	$45.4	$262.0	$150.7	$458.1	11.9%	6.0%	$38.4	$170.1	$58.9	$267.3	11.8%	5.3%
Mixed Use	$33.1	$234.5	$141.8	$409.5	10.6%	5.3%	$1.0	$136.1	$57.7	$194.9	8.6%	3.8%
Lodging	$49.5	$329.9	$0.0	$379.4	9.8%	5.0%	$23.9	$182.7	$0.0	$206.6	9.2%	4.1%
Retail	$4.8	$292.1	$59.8	$356.7	9.3%	4.7%	$32.2	$223.8	$41.5	$297.4	13.2%	5.9%
Hosp./Sr. Living	$20.0	$46.9	$125.0	$191.9	5.0%	2.5%	$8.3	$50.4	$62.5	$121.2	5.4%	2.4%
Industrial	$8.0	$71.8	$87.4	$167.2	4.3%	2.2%	$1.0	$43.7	$57.1	$101.9	4.5%	2.0%
Land	$92.8	$53.3	$11.8	$158.0	4.1%	2.1%	$68.4	$12.1	$1.5	$82.1	3.6%	1.6%
Dormitory	$26.7	$39.3	$0.0	$66.0	1.7%	0.9%	$8.7	$17.8	$0.0	$26.6	1.2%	0.5%
Other (7 categories)	$56.0	$187.6	$318.2	$561.7	14.6%	7.3%	$8.3	$80.8	$210.8	$299.9	13.3%	5.9%
Total CRE	**$528.1**	**$2,427.0**	**$898.6**	**$3,853.7**	100.0%	50.3%	**$344.7**	**$1,421.1**	**$490.5**	**$2,256.4**	100.0%	44.5%
% of Total CRE	13.7%	63.0%	23.3%	100.0%			15.3%	63.0%	21.7%	100.0%		
% of Total Loans	6.9%	31.7%	11.7%	50.3%			6.8%	28.0%	9.7%	44.5%		

Commercial & Industrial and Owner-Occupied CRE by Property Type ($MM)

	12/31/2018							12/31/2015						
	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	% of Total Loans	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	% of Total Loans
Services (total)	$180.4	14.3%	$109.6	12.2%	$290.0	13.4%	3.8%	$80.9	11.0%	$104.5	21.3%	$185.5	15.1%	3.7%
Healthcare (total)	$76.6	6.1%	$195.1	21.7%	$271.8	12.6%	3.5%	$80.6	10.9%	$91.1	18.6%	$171.6	14.0%	3.4%
Manufacturing (total)	$149.2	11.8%	$46.2	5.1%	$195.4	9.0%	2.6%	$69.1	9.4%	$30.2	6.2%	$99.3	8.1%	2.0%
Construction (total)	$118.4	9.4%	$39.9	4.4%	$158.2	7.3%	2.1%	$61.2	8.3%	$22.1	4.5%	$83.3	6.8%	1.6%
Retail (Non-Automobile)	$49.6	3.9%	$96.9	10.8%	$146.4	6.8%	1.9%	$23.3	3.2%	$80.4	16.4%	$103.7	8.4%	2.0%
Wholesale & Distribution	$94.0	7.4%	$23.4	2.6%	$117.5	5.4%	1.5%	$41.6	5.6%	$14.5	2.9%	$56.1	4.6%	1.1%
Religious Organizations	$41.0	3.2%	$63.1	7.0%	$104.2	4.8%	1.4%	$32.3	4.4%	$25.2	5.1%	$57.5	4.7%	1.1%
Government	$93.0	7.3%	$10.0	1.1%	$103.0	4.8%	1.3%	$49.6	6.7%	$7.5	1.5%	$57.2	4.7%	1.1%
Finance & Insurance	$60.6	4.8%	$5.3	0.6%	$65.9	3.0%	0.9%	$50.9	6.9%	$6.8	1.4%	$57.7	4.7%	1.1%
Energy (total)	$40.5	3.2%	$12.0	1.3%	$52.5	2.4%	0.7%	$48.5	6.6%	$4.8	1.0%	$53.3	4.3%	1.1%
Other (9 categories)	$362.2	28.6%	$297.1	33.1%	$659.3	30.5%	8.6%	$199.9	27.1%	$103.3	21.1%	$303.2	24.7%	6.0%
Total CRE	**$1,265.5**	100.0%	**$898.6**	100.0%	**$2,164.1**	100.0%	28.3%	**$737.9**	100.0%	**$490.5**	100.0%	**$1,228.4**	100.0%	24.2%
% of Total Loans	16.5%		11.7%		28.3%			14.5%		9.7%		24.2%		

Note: loan data as of December 31st period ends (as reported in applicable Form 10-K) and includes acquired loans from the Farmers Capital Bank Corporation (August 2018), First Sentry Bancshares (April 2018), Your Community Bankshares (September 2016), and ESB Financial (February 2015) mergers

Reconciliation: Efficiency Ratio & Operating Leverage

	Three Months Ending		Six Months Ending		Twelve Months Ending									
($000s)	6/30/2018	6/30/2019	6/30/2018	6/30/2019	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Non-Interest Expense	$63,543	$71,952	$118,114	$146,385	$149,648	$141,152	$140,295	$150,120	$160,998	$161,633	$193,923	$208,680	$220,860	$265,224
Restructuring & Merger-Related Expense	($5,412)	($81)	($5,657)	($3,188)	($1,815)	($175)	$0	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)	($945)	($17,860)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$58,131**	**$71,871**	**$112,457**	**$143,197**	**$147,833**	**$140,977**	**$140,295**	**$146,232**	**$159,688**	**$160,324**	**$182,841**	**$195,419**	**$219,915**	**$247,364**
Net Interest Income (FTE-basis)	$83,691	$99,827	$158,165	$199,662	$165,916	$172,235	$175,885	$175,027	$192,556	$200,545	$246,014	$263,232	$300,790	$352,760
Non-Interest Income	$23,408	$31,156	$47,491	$58,929	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840	$100,276
Total Income	**$107,099**	**$130,983**	**$205,656**	**$258,591**	**$230,505**	**$231,834**	**$235,773**	**$239,802**	**$261,841**	**$269,049**	**$320,480**	**$344,731**	**$389,630**	**$453,036**
Efficiency Ratio	**54.28%**	**54.87%**	**54.68%**	**55.38%**	**64.13%**	**60.81%**	**59.50%**	**60.98%**	**60.99%**	**59.59%**	**57.05%**	**56.69%**	**56.44%**	**54.60%**
Net Interest Income (before provision expense)(non-FTE)	$82,347	$98,460	$155,536	$196,822	$158,372	$166,092	$169,365	$168,351	$185,487	$193,228	$236,987	$253,330	$290,295	$347,236
Non-Interest Income	$23,408	$31,156	$47,491	$58,929	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840	$100,276
Total Revenue	**$105,755**	**$129,616**	**$203,027**	**$255,751**	**$222,961**	**$225,691**	**$229,253**	**$233,126**	**$254,772**	**$261,732**	**$311,453**	**$334,829**	**$379,135**	**$447,512**
Change in Total Revenue		$23,861		$52,724	$5,078	$2,730	$3,562	$3,873	$21,646	$6,960	$49,721	$23,376	$44,306	$68,377
Change in Non-Interest Expense (excluding restructuring & merger-related expense)		$13,740		$30,740	$9,154	($6,856)	($682)	$5,937	$13,456	$636	$22,517	$12,578	$24,496	$27,449
Operating Leverage		**1.7x**		**1.7x**	**0.6x**	**9.6x**	**4.2x**	**0.7x**	**1.6x**	**10.9x**	**2.2x**	**1.9x**	**1.8x**	**2.5x**



Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; Fidelity Bancorp merger closed November 2012; AmTrust 5 branch acquisition closed March 2009



Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2018	6/30/2019	6/30/2018	6/30/2019	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Net Income	$33,169	$44,814	$66,698	$85,151	$69,974	$80,762	$86,635	$94,482	$143,112
Net Deferred Tax Asset Revaluation	$0	$0	$0	$0	$0	$0	$0	$12,780	$0
Restructuring & Merger-Related Expense (Net of Tax)	$4,276	$64	$4,469	$2,519	$851	$7,203	$8,619	$614	$14,109
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$37,445**	**$44,878**	**$71,167**	**$87,670**	**$70,825**	**$87,965**	**$95,254**	**$107,876**	**$157,221**
Net Income per Diluted Share	$0.71	$0.82	$1.47	$1.56	$2.39	$2.15	$2.16	$2.14	$2.92
Net Deferred Tax Asset Revaluation	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.29	$0.00
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.09	$0.00	$0.10	$0.04	$0.03	$0.19	$0.21	$0.02	$0.29
Earnings per Diluted Share (excluding restructuring & merger-related expenses and net DTA revaluation)	**$0.80**	**$0.82**	**$1.57**	**$1.60**	**$2.42**	**$2.34**	**$2.37**	**$2.45**	**$3.21**
Average Common Shares Outstanding – Diluted (000s)	46,640	54,734	45,417	54,724	29,334	37,547	40,127	44,075	49,023



Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2018	6/30/2019	6/30/2018	6/30/2019	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Net Income [1]	$133,039	$179,748	$134,501	$171,713	$69,974	$80,762	$86,635	$94,482	$143,112
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$0	$12,780	$0
Restructuring and Merger-Related Expenses (net of tax) [1]	$17,150	$257	$9,012	$5,079	$851	$7,203	$8,619	$614	$14,109
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$150,189**	**$180,005**	**$143,513**	**$176,792**	**$70,825**	**$87,965**	**$95,254**	**$107,876**	**$157,221**
Average Assets	**$10,918,731**	**$12,489,663**	**$10,458,602**	**$12,499,928**	**$6,253,253**	**$8,123,981**	**$8,939,886**	**$9,854,312**	**$11,337,379**
Return on Average Assets	**1.22%**	**1.44%**	**1.29%**	**1.37%**	**1.12%**	**0.99%**	**0.97%**	**0.96%**	**1.26%**
Return on Average Assets (excluding restructuring & merger-related expense and net DTA revaluation)	**1.38%**	**1.44%**	**1.37%**	**1.41%**	**1.13%**	**1.08%**	**1.07%**	**1.09%**	**1.39%**

[1] three-, six-, and nine-month (as applicable) figures are annualized

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Six Months Ending		Twelve Months Ending				
	6/30/2018	6/30/2019	6/30/2018	6/30/2019	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Net Income [1]	$133,039	$179,748	$134,501	$171,713	$69,974	$80,762	$86,635	$94,482	$143,112
Amortization of Intangibles [1]	$4,156	$7,811	$3,819	$7,930	$1,248	$2,038	$2,339	$3,211	$5,514
Net Income before Amortization of Intangibles	**$137,195**	**$187,559**	**$138,320**	**$179,643**	**$71,222**	**$82,800**	**$88,974**	**$97,693**	**$148,626**
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$0	$12,780	$0
Restructuring and Merger-Related Expenses (net of tax) [1]	$17,150	$257	$9,012	$5,079	$851	$7,203	$8,619	$614	$14,109
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses and net DTA revaluation	**$154,345**	**$187,816**	**$147,332**	**$184,722**	**$72,073**	**$90,003**	**$97,593**	**$111,087**	**$162,735**
Average Total Shareholders Equity	$1,517,036	$2,050,190	$1,459,472	$2,026,712	$780,423	$1,059,490	$1,215,888	$1,383,935	$1,648,425
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($652,318)	($903,243)	($619,198)	($904,634)	($317,523)	($442,215)	($516,840)	($584,885)	($732,978)
Average Tangible Equity	**$864,718**	**$1,146,947**	**$840,274**	**$1,122,078**	**$462,900**	**$617,275**	**$699,048**	**$799,050**	**$915,447**
Return on Average Tangible Equity	**15.87%**	**16.35%**	**16.46%**	**16.01%**	**15.39%**	**13.41%**	**12.73%**	**12.23%**	**16.24%**
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses and net DTA revaluation	**17.85%**	**16.38%**	**17.53%**	**16.46%**	**15.57%**	**14.58%**	**13.96%**	**13.90%**	**17.78%**

[1] three-, six-, and nine-month (as applicable) figures are annualized; amortization of intangibles tax effected at 21% for 2018 forward, and 35% for all prior periods
Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2014	**12/31/2015**	**12/31/2016**	**12/31/2017**	**12/31/2018**
Loan Loss Allowance	$44,654	$41,710	$43,674	$45,284	$48,948
Allowance on Acquired Loans	($500)	($1)	($2,566)	($3,066)	($3,116)
Legacy Loan Loss Allowance	**$44,154**	**$41,709**	**$41,108**	**$42,218**	**$45,832**
Total Portfolio Loans	**$4,086,766**	**$5,065,842**	**$6,249,436**	**$6,341,441**	**$7,665,275**
Acquired Loans	($197,023)	($773,190)	($1,583,598)	($1,256,591)	($2,317,632)
Legacy Total Portfolio Loans	**$3,889,743**	**$4,292,652**	**$4,665,838**	**$5,084,850**	**$5,347,643**

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."